Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(In millions, except ratios)

	Year Ended December 31
	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income before income taxes and share of affiliates' earnings	$231.2	$159.0	$143.8	$107.6	$59.3
Add:
Dividends from affiliated companies	40.0	34.4	35.1	29.2	36.6
Total fixed charges	206.6	224.1	227.0	232.6	234.5
Total earnings available for fixed charges	477.8	$417.5	$405.9	$369.4	$330.4

Fixed charges:
Interest expense	159.3	$167.8	$168.5	$169.6	$167.3
Interest portion of operating lease expense	47.3	56.0	58.5	62.9	67.1
Preferred dividends on pretax basis	—	0.3	—	0.1	0.1
Total fixed charges	206.6	$224.1	$227.0	$232.6	$234.5

Ratio of earnings to fixed charges	2.31	1.86	1.79	1.59	1.41